EXHIBIT 1

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: December 5, 2025

COLISEUM CAPITAL MANAGEMENT, LLC   **COLISEUM CAPITAL, LLC**

By: /s/ Adam Cina   By: /s/ Adam Cina
        Adam Cina, Attorney-in-fact   Adam Cina, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.   **ADAM GRAY**

By: Coliseum Capital, LLC, General Partner

By: /s/ Adam Cina   By: /s/ Adam Cina
        Adam Cina, Attorney-in-fact   Adam Cina, Attorney-in-fact

CHRISTOPHER SHACKELTON

By: /s/ Adam Cina
        Adam Cina, Attorney-in-fact